The Power oF Flight RATEPERFLIGHTHOURAGREEMENT FOR ENGINE SHOP MAINTENANCE SERVICES BETWEEN CFM INTERNATIONAL, INC. AND LATAM AIRLINES GROUP S.A. AND TAM LINHAS AEREAS S.A. Service Agreement Number: 1-2897 428081 Dated: June 29, 2016 PROPRIETARY INFORMATION NOTICE The information contained in this document is CFM Proprietary Information and is disclosed in confidence. lt is the property of CFM and will not be used, disclosed to others or reproduced without the express written consent of CFM. If consent is given for reproduction in whole or in part, this notice and the notice set forth on each page of this document will appear in any such reproduction. Export control laws may also control the information contained in this document. Unauthorized export or re-export is prohibited.